Exhibit 99.1
January 15, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS  A  12%  INCREASE
IN  METAL  PRODUCTION  IN 2014

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) provides its fourth quarter ("Q4") and annual 2014 production results at its two wholly-owned Mexican silver mining operations, the Guanajuato Mine Complex (“GMC”), which includes the new San Ignacio satellite mine, and the Topia Mine.

2014 Operations Highlights (Compared to 2013)

•	Achieved record metal production of 3,187,832 silver equivalent ounces ("Ag eq oz"), a 12% increase
•	Silver production increased 11% to a record 1,906,645 silver ounces ("Ag oz")
•	Gold production rose 5% to an annual record of 16,461 gold ounces ("Au oz")
•	Ore processed increased 18% to a record 335,199 tonnes

Fourth Quarter 2014 Operations Highlights (Compared to Fourth Quarter 2013)

•	Metal production increased 19% to a record 911,048 Ag eq oz
•	Silver production was up 13% to 550,010 Ag oz
•	Gold production rose 24% to a record 4,822 Au oz
•	Ore processed increased 33% to a quarterly record of 92,574 tonnes

“After a difficult start to the year, our team did an outstanding job of recovering and delivering record silver and gold production in 2014”, stated Robert Archer, President & CEO.  “We successfully brought the San Ignacio Mine into production this past year and discovered further high grade silver-gold mineralization there in the fourth quarter.  We will be focusing on this area in 2015 and expect San Ignacio to play an increasingly important role in our overall growth.  Topia also delivered strong and consistent operating results throughout 2014.  Going forward, we will continue to focus on operational efficiencies and grade control with the objective of further optimizing our mining operations and reducing production costs."

Consolidated Q4 and Fiscal 2014 Operations Summary	Q4 2014	Q4 2013	Change	FY 2014	FY 2013	Change
Ore processed (tonnes milled)	92,574	69,601	33%	335,199	283,608	18%
Silver equivalent ounce production1	911,048	763,881	19%	3,187,832	2,840,845	12%
Silver ounce production	550,010	484,936	13%	1,906,645	1,711,215	11%
Gold ounce production	4,822	3,880	24%	16,461	15,714	5%
Lead production (tonnes)	285	286	0%	1,154	1,116	3%
Zinc production (tonnes)	406	402	1%	1,675	1,673	0%

1 Silver equivalent ounces for 2014 were maintained at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Guanajuato Mine Complex

In the fourth quarter of 2014, ore processed at the GMC increased 38%, to 76,839 tonnes compared to the same period in 2013.  Metal production for the quarter was a record 677,316 Ag eq oz and represented an increase of 22% compared to the same period in the prior year.  This growth was primarily due to the ramp up in production from the San Ignacio Mine.

GMC Q4 and Fiscal 2014 Operations Summary	Q4 2014	Q4 2013	Change	FY 2014	FY 2013	Change
Ore processed (tonnes milled)	76,839	55,547	38%	267,812	221,545	21%
Silver equivalent ounce production1	677,316	555,933	22%	2,193,403	1,983,820	11%
Silver ounce production	396,284	330,949	20%	1,239,009	1,079,980	15%
Gold ounce production	4,684	3,750	25%	15,906	15,063	6%
Ag grade (g/t)	178	202	-12%	161	169	-5%
Au grade (g/t)	2.07	2.26	-9%	2.03	2.31	-12%
Ag recovery (%)	90.1%	91.7%	-2%	89.5%	89.6%	0%
Au recovery (%)	91.8%	92.9%	-1%	90.8%	91.7%	-1%

1 Silver equivalent ounces for 2014 were maintained at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

The San Ignacio Mine produced 18,373 tonnes of ore in the fourth quarter of 2014 and accounted for 20% of the overall metal production from the Guanajuato Mine Complex.  This included 64,400 Ag oz and 1,136 Au oz, or 132,594 Ag eq oz, representing a 28% increase compared to the third quarter of 2014.

Silver and gold grades were lower at the GMC in the fourth quarter of 2014 compared to the same period in 2013.  This was attributed to San Ignacio silver grades which were lower than the average from the rest of the GMC, and lower gold grades from the Santa Margarita zone at Guanajuato.  In 2015, production at San Ignacio will focus on the newly identified, higher grade southern extension of the Intermediate vein.

Mining commenced late in the fourth quarter from recently developed ore zones at the Santa Margarita area that are supported by encouraging results from a combination of underground drilling and exploration development.  In addition, exploration development and underground drilling was carried out at the Cata area on the 525 and 540 metre levels, verifying drilling results and exploring the depth extensions of the Veta Madre.  Surface exploration drilling at San Ignacio comprised 3,728 metres for the fourth quarter of 2014.

Topia Mine

In the fourth quarter of 2014 ore processed at Topia increased 12%, to 15,735 tonnes, compared to the corresponding quarter in 2013.  Total metal production also increased 12% compared to the same period in 2013, to 233,732 Ag eq oz, mainly due to the difference in base metal versus silver prices year over year.

Topia Q4 and Fiscal 2014 Operations Summary	Q4 2014	Q4 2013	Change	FY 2014	FY 2013	Change
Ore processed (tonnes milled)	15,735	14,054	12%	67,387	62,063	9%
Silver equivalent ounce production1	233,732	207,948	12%	994,429	857,025	16%
Silver ounce production	153,726	153,988	0%	667,635	631,235	6%
Gold ounce production	138	131	5%	555	651	-15%
Lead production (tonnes)	285	286	0%	1,154	1,116	3%
Zinc production (tonnes)	406	402	1%	1,675	1,673	0%
Ag grade (g/t)	338	376	-10%	343	351	-2%
Au grade (g/t)	0.45	0.49	-10%	0.45	0.57	-21%
Ag recovery (%)	89.9%	90.6	-1%	89.9%	90.2%	0%
Au recovery (%)	61.4%	58.6	5%	56.4%	57.0%	-1%

1 Silver equivalent ounces for 2014 were maintained at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Production at Topia originated mainly from the Durangueño, Argentina and Hormiguera mines.  Due to the lower silver grades realized in Q4, more emphasis on targeted mining techniques is being employed for 2015 in order to reduce dilution.

Outlook

Production at San Ignacio is scheduled to continue to increase in 2015 as the focus shifts to the new high grade and thicker vein zones to the south of the current workings.  This, in addition to a continuing effort to improve grades at the main Guanajuato mines and at Topia, is expected to deliver 3.5 to 3.6 million Ag eq oz2 in 2015.  This represents an approximate 10% increase over 2014, including a small impact from the change in ratios to determine Ag eq oz to account for the movement in metal prices over the past year.  Consolidated cash costs are anticipated to be in the range of US$11.50-12.50/oz of payable silver, while All-In Sustaining Costs are projected to be US$18.50-19.85/oz of payable silver.  Naturally, the Company will strive to achieve costs which are lower than guidance.

2 Silver equivalent ounces for 2015 guidance have been calculated using a 65:1 Au:Ag ratio, and ratios of 1:0.05 and 1:0.056 for the US dollar price of silver ounces to the US dollar price for lead and zinc pounds, respectively.  These ratios will be applied consistently for the reporting of silver equivalent ounce production for 2015.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

Robert A. Archer
President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:
Spiros Cacos
Director Investor Relations
Toll free:	1-888-355-1766
Tel:	+1-604-638-8955
Email: scacos@greatpanther.com
www.greatpanther.com